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                              February 20, 2024

       Lee E. Beckelman
       Chief Financial Officer
       Smart Sand, Inc.
       28420 Hardy Toll Road, Suite 130
       Spring, Texas 77373

                                                        Re: Smart Sand, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-37936

       Dear Lee E. Beckelman:

              We have reviewed your February 8, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 26,
       2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 2. Properties, page 40

   1. We note the draft mineral property disclosure that has been submitted with your February
                                                        8, 2024 response
letter. Please confirm that in subsequent annual filings you will include a description of the
cut-off grade, or minimum quality characteristics, in the footnotes to the reserve table for
each material mining operation, as required by Item 1304(d)(1) of
                                                        Regulation S-K, and
that the New Auburn and Hixton locations will be included in your summary map, as
required by Item 1303(b)(1) of Regulation S-K.
 Lee E. Beckelman
FirstName
Smart Sand,LastNameLee E. Beckelman
            Inc.
Comapany20,
February   NameSmart
             2024    Sand, Inc.
February
Page 2 20, 2024 Page 2
FirstName LastName
       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation